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                               HX INVESTORS, L.P.
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753


                                                     August 2, 2002


The Boards of Directors of
Shelbourne Properties I, Inc.
Shelbourne Properties II, Inc.
Shelbourne Properties III, Inc.
527 Madison Avenue - 16th Floor
New York, New York 10022

Gentlemen:

         In furtherance of our letter dated August 1, 2002 and our letter of earlier today (collectively, the "Letters"), please be advised that we are further enhancing the benefits of our offer as follow:

                  1. Increasing our offer prices as follow:

                  Shelbourne Properties I, Inc.        $61.00
                  Shelbourne Properties II, Inc.       $71.40
                  Shelbourne Properties III, Inc.      $56.40

Additionally, the "Equity Amounts" (the amount that must be distributed to the shareholders before the incentive payment is triggered) would likewise be increased to reflect the new offer prices.

                  2. So long as HX Investors nominees, or their nominees, constitute a majority of the relevant boards of directors, or with respect to any specific board action or decision, a majority of the board entitled to, not disqualified from, or available to vote on the action, in the event of litigation seeking performance of the terms of the Stock Purchase Agreements as enhanced by the Letters (a "Litigation"), HX Investors, L.P. will reimburse Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. (each a "Company" and collectively, the "Companies"), as the case may be, and the plaintiffs for all litigation costs associated with such litigation if it is finally adjudicated that the applicable Company failed to fulfill a material obligation under the applicable Stock Purchase Agreement.

                  3. HX Investors, L.P. consents to, and agrees, that specific performance is a proper remedy to be sought in a Litigation.

         Further, as proposed by the Company in connection with its request for "final and best" offers, in light of the increased benefit to the remaining shareholders by the substantial increase


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in the Equity Amounts, the termination payments as provided for in the Stock
Purchase Agreements would increase by $300,000 in the aggregate on a pro rata basis.

                                      Respectfully,

                                      HX Investors, L.P.

                                      By:  Exeter Capital Corporation
                                           General Partner

                                           By:  /s/ Michael L. Ashner
                                                --------------------------------
                                                Michael L. Ashner
                                                President







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